UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

UNITED INDUSTRIAL CORPORATION

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

910671106

(CUSIP Number)

Terrence O'Donnell, Esq.

Textron Inc.

40 Westminster Street

Providence, Rhode Island 02903

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Louis A. Goodman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

1 Beacon Street

Boston, Massachusetts 02108

November    , 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910671106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Textron Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,417,623

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,417,623

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,417,623 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 85.0% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)           Does not include 1,621,653 shares of common stock of the Company which were tendered by guaranteed delivery in the tender offer made by Marco Acquisition Sub Inc., a wholly-owned subsidiary of Textron Inc., for all outstanding common stock of the company but were not delivered by the holders thereof as required on November 16, 2007.

(2)           Based on 9,899,936 shares of common stock of the Company outstanding as of November 13, 2007, as represented by the Company.

CUSIP No. 910671106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marco Acquisition Sub Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,417,623

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,417,623

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,417,623 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 85.0% (4)

14.	Type of Reporting Person (See Instructions) CO

(3)           See Footnote (1) to Textron Inc.

(4)           See Footnote (2) to Textron Inc.

This Amendment No. 2 to Schedule 13D (this “Amendment”) supplements, amends and relates to information in the Schedule 13D originally filed with the Securities and Exchange Commission on October 17, 2007 by the persons filing this Amendment  (the “ Original Schedule “), as such Original Schedule was amended by Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the Commission on November 14, 2007 by the persons filing this Amendment. Capitalized terms used in this Amendment, but not otherwise defined, have the meanings ascribed to them in the Original Schedule.

Item 4.    Purpose of Transaction.

Item 4 is hereby supplemented by the addition of the following information:

On November 20, 2007, Textron announced that its indirect, wholly-owned subsidiary, Marco Acquisition Sub Inc. (“Marco”)  purchased and paid for a total of 8,417,623 shares of Common Stock which were tendered in the Offer, representing approximately 85% of the outstanding Shares.  Textron also announced that 1,621,653 shares of Common Stock, which had been tendered in the Offer through notices of guaranteed delivery, had not been delivered as required on or before November 16, 2007 and, as a result, such shares of Common Stock had not yet been purchased by Marco.  Accordingly, the Merger has not yet occurred.

Textron plans to complete the Merger as soon as practicable, and may, if necessary, request that the Company call a meeting of the Company’s stockholders to approve the Merger.

The Reporting Persons have demanded delivery of Shares tendered in the Offer through notices of guaranteed delivery.  In addition, prior to completion of the Merger, the Reporting Persons may purchase or otherwise acquire additional shares of Common Stock in open market purchases or privately negotiated transactions or otherwise, at a purchase price not to exceed $81.00 per share.  Marco may elect to exercise its previously disclosed Top Up Option to purchase from the Company additional shares of Common Stock.  As a result of purchases in the Offer, or purchases made after the Offer, the Common Stock may be de-listed from the New York Stock Exchange (the “NYSE”) and may cease to be registered under the Securities Exchange Act of 1934, as amended, before completion of the merger.  The Reporting Persons may cause the Company to request that the Common Stock be delisted from the NYSE.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) Each of the Reporting Persons beneficially owns 8,417,623 shares of Common Stock, representing approximately 85% of the outstanding Shares.  This amount does not include 1,621,653 shares of Common Stock which have been tendered to Marco in the Offer through notices of guaranteed delivery but have not been delivered as required on or before November 16, 2007 and, as a result, have not yet been purchased by Marco.

Each of the Reporting Persons has the power to vote or direct the voting, and to dispose or direct the disposition of all shares of Common Stock beneficially owned.

(c) Except for the purchase of shares of Common Stock pursuant to the Offer, described above, neither of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A, has effected any transaction in the shares of Common Stock since November 14, 2007, the date of the most recent filing on Schedule 13D by the Reporting Persons.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2007	TEXTRON INC.

/s/ Arnold M. Friedman
Signature
Arnold M. Friedman Vice President and Deputy General Counsel
Name/Title

MARCO ACQUISITION SUB INC.
/s/ Arnold M. Friedman
Signature
Arnold M. Friedman Vice President
Name/Title